North America Structured Investments

J.P.Morgan

2y Capped Yield SPX Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Index: S&P 500® Index

Pricing Date: December 22, 2022

Review Dates: Monthly

Final Review Date: December 23, 2024

Maturity Date: December 27, 2024

Interest Payment Dates: Monthly

Interest Accrual Termination Date: The day on which a Trigger Event first occurs

Interest Rate: 4.00%

Interest Accrual Periods: The period beginning on but excluding the Pricing Date and ending on and including the first Review Date, and each successive period beginning on but excluding a Review Date and ending on and including the next succeeding Review Date, *provided* that if the Interest Accrual Termination Date falls within an Interest Accrual Period, that Interest Accrual Period will be deemed to end on (and including) the Interest Accrual Termination Date, no Interest Accrual Period will begin following the Interest Accrual Termination Date and interest will cease to accrue after the Interest Accrual Termination Date

Trigger Event: A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of the Index is less than the Trigger Value.

Monitoring Period: The period from but excluding the Pricing Date to and including the final Review Date

Trigger Index Return: (Final Value – Trigger Value) / Initial Value

Trigger Value: 90.00% of the Initial Value

Maximum Return: At least 16.00%*

Payment At Maturity: If a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Interest Payment applicable to the Maturity Date.

If a Trigger Event has occurred, in addition to any Interest Payment applicable to the Maturity Date, your payment at maturity per $1,000 principal amount note will be calculated as follows:

(i) If the Final Value is greater than the Trigger Value,

$1,000 + ($1,000 × Trigger Index Return), subject to the Maximum Return; or

(ii) If the Final Value is less than or equal to the Trigger Value, $1,000.

If no Trigger Event occurs, you will not receive exposure to any appreciation of the Index over the term of the notes. You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

CUSIP: 48133PV59

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48133PV59/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Maximum Return will be provided in the pricing supplement and will not be less than 16.00% per $1,000 principal amount note.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Hypothetical Total Returns**

Final Value	Trigger Index Return	Total Return If a Trigger Event Has Not Occurred	Total Return If a Trigger Event Has Occurred
165.00	75.00%	0.00%	16.00%
150.00	60.00%	0.00%	16.00%
130.00	40.00%	0.00%	16.00%
120.00	30.00%	0.00%	16.00%
106.00	16.00%	0.00%	16.00%
105.00	15.00%	0.00%	15.00%
101.00	11.00%	0.00%	11.00%
100.00	10.00%	0.00%	10.00%
95.00	5.00%	0.00%	5.00%
90.00	0.00%	0.00%	0.00%
80.00	-10.00%	N/A	0.00%
60.00	-30.00%	N/A	0.00%
40.00	-50.00%	N/A	0.00%
20.00	-70.00%	N/A	0.00%
0.00	-90.00%	N/A	0.00%

Interest Payments

With respect to each Interest Accrual Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula: $1,000 × Interest Rate × Day Count Fraction (Actual/360).

If a Trigger Event occurs, interest will cease to accrue after the Interest Accrual Determination Date. As a result, you may receive as little as one day's interest only over the term of the notes.

**Reflects Maximum Return equal to the minimum Maximum Return set forth herein and excludes any Interest Payment(s), for illustrative purposes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The total returns above do not reflect any Interest Payments.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes may not pay more than the principal amount at maturity. • Interest may cease to accrue if a Trigger Event occurs and you may receive as little as one day’s interest only over the term of the notes. • Your maximum gain on the notes is limited to the Interest Payments paid over the term of the notes if a Trigger Event has not occurred. • Your maximum gain on the notes is limited to the Maximum Return, in addition to the return from the Interest Payment(s) paid over the term of the notes, if a Trigger Event has occurred. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • No interest payments, dividend payments or voting rights. • JPMorgan Chase & Co. is currently one of the companies that make up the Index. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a pr osp ectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get the se documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participat ing in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by c all ing toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 236659 and 333 - 236659 - 01 North America Structured Investments 2y Capped Yield SPX Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information